Pricing Sheet No. U654
To the Underlying Supplement dated March 23, 2012,
Product Supplement No. U-I dated March 23, 2012,
Prospectus Supplement dated March 23, 2012 and
Prospectus dated March 23, 2012
Filed Pursuant to Rule 433 Registration Statement No. 333-180300-03 May 9, 2012
$2,000,000 Contingent Coupon Callable Yield Notes due November 15, 2013 Linked to the Performance of the S&P 500® Index and the Russell 2000® Index
Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch
Trade Date:	May 8, 2012.
Issue Date:	May 15, 2012.
Underlyings:	Each Underlying is identified in the table below, together with its Bloomberg ticker symbol, Initial Level and Knock-In Level:
	Underlying	Ticker	Initial Level	Coupon Barrier Level	Knock-In Level
	S&P 500® Index (“SPX”)	SPX	1363.72	886.42	886.42
	Russell 2000® Index (“RTY”)	RTY	793.06	515.49	515.49
Contingent Interest Rate:
Unless redeemed earlier, if a Coupon Barrier Event does not occur during an Observation Period, the Contingent Interest Rate will be 10.0% per annum for such Observation Period. If a Coupon Barrier Event occurs during an Observation Period, no interest will be paid for such Observation Period. Interest will be calculated on a 30/360 basis.

Coupon Barrier Event:
A Coupon Barrier Event will occur in respect of any Observation Period if the closing level of either Underlying on any trading day during such Observation Period is less than or equal to its Coupon Barrier Level.

Coupon Barrier Level:	For each Underlying, as set forth in the table above.
Contingent Interest Payment Dates:
Unless redeemed earlier or a Coupon Barrier Event occurs, contingent interest will be paid quarterly in arrears on August 15, 2012, November 15, 2012, February 15, 2013, May 15, 2013, August 15, 2013 and the Maturity Date, subject to the modified following business day convention. No interest will accrue or be payable following an Early Redemption.

Redemption Amount:
At maturity, the Redemption Amount you will be entitled to receive will depend on the individual performance of each Underlying and whether a Knock-In Event occurs. If the securities are not subject to Early Redemption, the Redemption Amount will be determined as follows:

•
If a Knock-In Event occurs, the Redemption Amount will equal the principal amount of the securities you hold multiplied by the sum of one plus the Underlying Return of the Lowest Performing Underlying. In this case, the Redemption Amount will be less than or equal to $650 per $1,000 principal amount of securities. You could lose your entire investment.

• If a Knock-In Event does not occur, the Redemption Amount will equal the principal amount of the securities you hold.
Any payment on the securities is subject to our ability to pay our obligations as they become due.
Early Redemption:
Prior to the Maturity Date, the Issuer may redeem the securities in whole, but not in part, on any Contingent Interest Payment Date scheduled to occur on or after August 15, 2012 upon notice on or before the relevant Early Redemption Notice Date at 100% of the principal amount of the securities, together with the contingent interest, if any, payable on that Contingent Interest Payment Date.

Early Redemption Notice Dates:
Notice of Early Redemption will be provided prior to the relevant Contingent Interest Payment Date on or before August 8, 2012, November 8, 2012, February 8, 2013, May 8, 2013 or August 8, 2013, as applicable.

Knock-In Event:	A Knock-In Event will occur if the Final Level of either Underlying is less than or equal to its Knock-In Level.
Knock-In Level:	For each Underlying, as set forth in the table above.
Lowest Performing Underlying:	The Underlying with the lowest Underlying Return.
Underlying Return:	For each Underlying, the Underlying Return will be calculated as follows:
Final Level—Initial Level Initial Level	, subject to a maximum of 0.0
Initial Level:	For each Underlying, as set forth in the table above.
Final Level:	For each Underlying, the closing level of such Underlying on the Valuation Date.
Observation Periods:
There are six quarterly Observation Periods. The first quarterly Observation Period will be from but excluding the Trade Date to and including the first Observation Date. Each subsequent quarterly Observation Period will be from but excluding an Observation Date to and including the next following Observation Date.

Observation Dates:†	August 8, 2012, November 8, 2012, February 8, 2013, May 8, 2013, August 8, 2013 and the Valuation Date.
Valuation Date:†	November 8, 2013
Maturity Date:†	November 15, 2013
Listing:	The securities will not be listed on any securities exchange.
CUSIP:	22546TTQ4
Form and Denomination	Registered medium-term notes in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
Underwriting Discounts and Commissions:	$14.40 per $1,000 principal amount of securities.
† The determination of the closing level for each Underlying on each Observation Date, other than the Valuation Date, is subject to postponement if such date is not a trading day for such Underlying or as a result of a market disruption event in respect of such Underlying, as described herein under “Market Disruption Events.” The Valuation Date is subject to postponement in respect of each Underlying if such date is not an underlying business day for such Underlying or as a result of a market disruption event in respect of such Underlying, as described in the accompanying product supplement under “Description of the Securities—Market disruption events.” The Interest Payment Dates including the Maturity Date are subject to postponement, if such date is not a business day or if the determination of the closing level for any Underlying on the corresponding Observation Date or the Valuation Date, as applicable, is postponed because such date is not a trading day or an underlying business day for any Underlying, as applicable, or as a result of a market disruption event in respect of any Underlying.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, the product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.
The securities are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Credit Suisse

Market Disruption Events

If the calculation agent determines that on any Observation Date, other than the Valuation Date, a market disruption event (as defined in the accompanying product supplement under “Description of the Securities—Market disruption events”) exists in respect of any Underlying or if such day is not a trading day (as defined in the accompanying product supplement under “Description of the Securities—Certain definitions”) for any Underlying, then the determination of the closing level for such Underlying on such Observation Date will be postponed to the first succeeding trading day for such Underlying on which the calculation agent determines that no market disruption event exists in respect of such Underlying, unless the calculation agent determines that a market disruption event exists in respect of such Underlying on each of the five trading days for such Underlying immediately following such Observation Date. In that case, the closing level for such Underlying on such Observation Date will be determined as of the fifth succeeding trading day for such Underlying following such Observation Date (such fifth trading day, the “calculation date”), notwithstanding the market disruption event in respect of such Underlying, and the calculation agent will then determine the closing level for such Underlying on that calculation date in accordance with the formula for and method of calculating such Underlying last in effect prior to the commencement of the market disruption event in respect of such Underlying using exchange traded prices on the relevant exchanges (as determined by the calculation agent in its sole discretion) or, if trading in any component comprising such Underlying has been materially suspended or materially limited, its good faith estimate of the prices that would have prevailed on such exchanges (as determined by the calculation agent in its sole discretion) but for the suspension or limitation, as of the valuation time on that calculation date, of each component comprising the Underlying (subject to the provisions described under “Description of the Securities—Changes to the calculation of a reference index” in the accompanying product supplement).

The determination of the closing level for each Underlying not affected by a market disruption event on an Observation Date (other than the Valuation Date) or by an Observation Date (other than the Valuation Date) not being a trading day for such Underlying will occur on such Observation Date. The Valuation Date for any Underlying not affected by a market disruption event will be the scheduled Valuation Date for such Underlying.

If the determination of the closing level for any Underlying on an Observation Date other than the Valuation Date is postponed as a result of a market disruption event as described above to a date on or after the corresponding Interest Payment Date, then such corresponding Interest Payment Date will be postponed to the business day following the latest date to which such determination is so postponed for any Underlying.

Credit Suisse has filed a registration statement (including underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. You should read this communication together with the Underlying Supplement dated March 23, 2012, Product Supplement No. U-I dated March 23, 2012, Prospectus Supplement dated March 23, 2012 and Prospectus dated March 23, 2012, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You should, in particular, review the “Risk Factors” section of the product supplement, which sets forth a number of risks related to the securities. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse will arrange to send you the underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll free 1-800-221-1037.

We expect that delivery of the securities will be made against payment for the securities on May 15, 2012, which will be the fifth business day following the Trade Date for the securities (this settlement cycle being referred to as T+5). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on the Trade Date or the following business day will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.